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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Sergio Chinos

Asia Timmons-Pierce

Jeff Gordon

John Cash

Re:                             Casper Sleep Inc.
Draft Registration Statement on Form S-1

Confidentially submitted on June 14, 2019

CIK No. 0001598674

Ladies and Gentlemen:

On behalf of Casper Sleep Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 14, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 12, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Prospectus Summary, page 1

1.              Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of your indebtedness. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 8, 9, 128, 131, and 133.

Summary Consolidated Financial and Other Data, page 16

2.              We note your disclosure in Note (2) on page 17 that you believe Adjusted EBITDA is an important supplemental measure of your performance; however, you disclose that Adjusted EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of your liquidity. Further, on page 18, you indicate that Adjusted EBITDA has limitations as an analytical tool because the measure does not reflect your tax expense or the cash requirements to pay your taxes, does not reflect your cash expenditures or future requirements for capital expenditures or contractual commitments, does not reflect changes in or cash requirements for your working capital needs and does not reflect the interest expense or the cash requirements necessary to service interest or principle payments on your debt.  Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity given that you present this measure as a performance measure. Please revise your disclosure to address the limitations of Adjusted EBITDA as a performance measure.  If you use Adjusted EBITDA as a liquidity measure in addition to a performance measure, revise your disclosure to separately discuss the limitations of these measures as both performance measures and liquidity measures and also reconcile the financial measure to the most directly comparable GAAP liquidity measure.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 20.

An increase in our return rates beyond historical levels could have a material adverse effect on our revenue, cash flows and reputation., page 48

3.              Please elaborate on your historical customer return rates so that investors might have a better appreciation of this risk.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure of historical customer return rates would constitute a release of confidential commercial information that would result in substantial competitive harm to the Company. The Company does not publicly disclose this information in any written or verbal forums, nor is it required to do so. The Company respectfully submits to the Staff that it operates in the highly competitive mattress, soft goods, and bedroom furniture industries and competes on a combination of factors, including product quality. Some of the Company’s competitors may try to increase market share by advertising our return rates in an effort to mislead consumers about our product quality. Further, disclosing customer return rates would provide our competitors with sensitive strategic information about the sales performance of our products. This information could aid our competitors in making decisions about how to prioritize its resources and pricing strategies across product lines.

Further, we believe that disclosing customer return rates is misleading. Our customer return rates vary widely depending on the particular product and the time of year. In light of this, disclosure of a blended return rate for all of our products would not be useful. Disclosure of our customer return rates for each product we offer would cause us significant competitive harm, as described above. Further, in some instances, our retail partners bear some of the risk of returns and in those instances, our customer return rate may overstate the impact on our liquidity and profitability of customer returns.

The dual class structure...liquidity of our Class A common stock, page 55

4.              Please address risks related to how your dual-class structure will operate in practice, please disclose the following:

•                 the percentage of outstanding shares that the Class B stockholders must keep to continue to control the outcome of matters submitted to stockholders for approval;

•                 whether the company may issue additional Class B common stock and how this may further dilute the holders of Class A common stock;

•                 the circumstances under which the Class B stockholders may convert their shares to Class A common stock or are required to convert their Class B common stock; and

•                 the resulting impact of the conversion of Class B common stock on holders of Class A common stock.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57 and 58.

Use of Proceeds, page 65

5.              You disclose that you intend to use a portion of the net proceeds for repayment of indebtedness. Please tell us what consideration you gave as to whether pro forma information, including pro forma earnings per share, should be provided related to the repayment of indebtedness.  Refer to Rule 11-01(a)(8) of Regulation S-X.

Response:  The Company respectfully acknowledges the Staff’s comment and the Company is still assessing its expected use of proceeds as well as the impact of the use of the net proceeds in the event that it repays indebtedness.  If the Company does ultimately seek to repay indebtedness with the proceeds of the offering and the repayment has a material impact on net loss per share attributable to common stock as well as interest, the Company will revise the disclosure in “Summary—Summary Consolidated Financials and Other Data” to include additional pro forma disclosure.

6.              We note your disclosure that you intend to use proceeds from the offering to repay borrowings outstanding under your Senior Secured Facility. If the indebtedness to be discharged was incurred within one year, please also describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that the indebtedness being discharged was incurred outside of one year and therefore no additional disclosure is required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 85

7.              Please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to develop these amounts.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89.

Business

Intellectual Property, page 110

8.              Please disclose the duration of all material intellectual property you hold. Please see Item 101(c)(1)(iv) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 157.

Certain Relationships and Related Party Transactions, page 133

9.              Please revise your disclosure in this section to clearly identify the basis on which the named entity is a related party.  Please see Item 404(a)(1) of Regulation S-K.

Response:  The Company respectfully advises the Staff to see the disclosure on pages 180 through 183, which sets forth the basis for which the named entities are a related party. For example, on page 180, the Company has included footnotes to the table under the header “Series C Preferred Stock Financing” that explains the relationship between each entity or individual listed in the table and the Company.

Description of Capital Stock Registration Rights, page 142

10.       Please disclose whether there are any maximum cash penalties under the registration rights agreements, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock.  Refer to ASC 825-20-50-1.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 190 to specify that the amended and restated investors’ rights agreement to which the Company is a party does not provide for any maximum cash penalties or any penalties connected with delays in registering the Company’s common stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations, page 145

11.       We note your disclosure relating to provisions in your bylaws requiring that shareholders meet advance notice and duration of ownership requirements and provide you with certain information. in order for a stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Please elaborate on the requirements that must be complied with and the information that must be provided.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 192.

Description of Capital Stock

Corporate Opportunity Doctrine, page 146

12.       We note your disclosure that you will adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to certain officers, directors or stockholders. Please clarify the scope of this provision and the individuals at your company that will be covered by it.  In addition, please provide risk factor disclosure.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 to include a risk factor on this matter and revised the disclosure on page 194 to clarify that the corporate opportunity provision will apply to officers, directors and stockholders and their respective affiliates, other than those officers, directors, stockholders or affiliates acting in their capacity as our employee or director, and to further clarify the scope of the provision.

Financial Statements

General, page F-1

13.       We note that you offer extended warranties and product warranties. Please tell us what consideration you gave to disclosing your warranty liability activity for each period presented.  Refer to ASC 460-10-50-8.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has assessed warranty liability disclosures for the below applicable scenarios.

(1)         Standard warranty claims: The Company utilizes a network of experienced third-party manufacturers that supply us with a warranty on all products which generally aligns with the standard warranty provided to the consumer. The Company has reviewed instances in which there are deviations between the manufacturer’s warranty and the warranty the Company provides to consumers and determined that any such deviation does not rise to a level of materiality requiring disclosure under ASC 460-10-50-8.

(2)         Extended warranties: In cases where the consumer elects to purchase an extended warranty, the Company will purchase third-party extended warranty coverage and sell the extended warranty to the consumer.  The Company is not liable for claims under extended warranties.

As such, the Company has determined that it does not have any material warranty liability and therefore tabular disclosure is not required.

(4) Summary of Significant Accounting Policies, page F-7

14.       Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topics 11:B and 7:D, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that depreciation and amortization are presented in operating expenses, specifically general and administrative expenses. The Company confirms that the current presentation is correct as the Company does not hold any property or plant, or any material equipment, used as part of its supply chain. The Company’s products are manufactured by third-party manufacturers and distributed by third-party logistics providers. The Company’s disclosure of cost of goods sold includes a description of all related costs. The Company has also revised the disclosure on pages 82 and F-10 to include depreciation and amortization as costs that are included within general and administrative expenses.

Segment Information, page F-7

15.       We note that you operate in one operating segment. Please tell us what consideration you gave to presenting revenues from external customers for each product and service or each group of similar products and services. If providing the information is impracticable, that fact should be disclosed.  Refer to ASC 280-10-50-40.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company views the business as a sleep company providing a comprehensive ecosystem of sleep products.  The Company considered the guidance for entity-wide disclosures related to product groups under Accounting Standards Codification (ASC) 280-10-50-40 and determined that additional disclosures of disaggregated net sales by product groups were not meaningful to allow potential investors to understand its business activities, historical performance, or future prospects. The Company believes that the nature of its products across categories are similar as the products are purchased from the same type of suppliers, sold in the same manner through the Company’s website, retail stores, retail partners, or mobile app, and address the same needs of the consumer. Accordingly, the Company does not believe such disclosure would be material to its potential investors.

(7) Stock Based Compensation, page F-16

16.       Please provide us with an analysis of all equity issuances which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction, please address the following:

•                 Identify the parties, including any related parties;

•                 The purpose of the issuance;

•                 How you accounted or will account for the issuance;

•                 The nature of the consideration;

•                 The fair value and your basis for determining the fair value, including a detailed explanation of the significant factors, assumption, and methodologies used in determining fair value; and

•                 The significant factors that contributed to differences in the fair value determined between each valuation date, as applicable.

To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company had its Series C round of funding in 2017 and its Series D round of funding subsequent to the periods for which its financial statements are presented, in 2019. All other equity issuances, during the periods noted, were in the form of employee stock options and were issued as a component of the employee’s compensation. The Company issued a total of 5,440,496 shares in exchange for consideration with an aggregate fair value of approximately $170 million, or approximately $31.25 per share, during its Series C round and issued a total of 1,600,146 shares in exchange for consideration with an aggregate fair value of approximately $50 million, or approximately $31.25 per share, during its Series D round.

•                 The parties included in the issuance included existing employees of the Company as well as certain non-employees of the Company made up of accredited investors.

•                 The purpose of the Series C and Series D issuances was to raise capital to fund the Company’s growth and multi-channel expansion.

•                 The Series C and Series D issuances were accounted for as an issuance of equity in the Company and an increase in the share capital of the Company.

•                 The Company advises the Staff that it accounts for share-based payments to employees in accordance with ASC 718, Compensation — Stock Compensation, which requires that share-based payments (to the extent they are compensatory) be recognized in the Company’s consolidated statements of operations based on their fair values.

•                 During the periods presented, the fair value of the Company’s common shares was estimated to be $9.12, $13.60, $15.33 and $15.80 per share as of January 1, 2017, May 30, 2017, January 1, 2018, and February 15, 2019, respectively.

The fair value of the Company’s common shares was determined based on a hybrid allocation method, specifically the probability-weighted expected return method, which produces an estimated equity value as of the valuation date, which was approved by the Company’s board of directors.

The probability-weighted expected return method estimates the value of the various equity securities based upon an analysis of future values of a company, assuming various future outcomes. Share value is based upon the probability-weighted present value of these expected outcomes, as well as the rights of each equity class.

The option pricing method is based on financial option theory to allocate value among different classes of equity based upon a future option “claim” on value. Under the option pricing method, the value of the common stock is estimated as the net value of a series of call options, representing the present value of the expected future returns to each equity class. Essentially, the equity claims of the common stockholders are equivalent to a call option on the common stock’s participation in the value of the Company above the respective preferred stockholders’ liquidation preferences. Thus, the common stock can be valued by estimating the value of its share in each of these call option rights. The option pricing method involves estimating the value of the call options using an option pricing model, such as the Black-Scholes-Merton model or a binomial model, at a series of exercise prices that coincide with the liquidation and conversion preferences of the holders of preferred and common stockholders.

A hybrid allocation approach, in which the option pricing method is implemented within the probability-weighted expected return method, was selected as the most relevant methodology given the probabilities associated with certain future outcomes.

Assumptions required to perform the probability-weighted expected return method include:

•                 Liquidity Events: Expected future liquidity outcomes were identified based on discussions with management and external research.

•                 Future Equity Values: Expected future equity values in the initial public offering scenarios were calculated using estimated pre-money values based on guideline public company multiples, as well as based upon discussions with management and an analysis of market conditions.

•                 Probabilities: Estimates of the probability of each identified liquidity event were estimated based upon discussions with management and an analysis of market conditions.

•                 Risk-adjusted Discount Rate: Risk-adjusted discount that is utilized in the probability-weighted expected return method was estimated using a capital asset pricing model.

•                 Discounts: Appropriate minority or marketability discounts, if any, required to estimate the per share value of each equity class.

•                 Option Pricing Method Assumptions: Given the utilization of the option pricing method within the probability-weighted expected return method analysis.

•                 Underlying Asset Value: The present value of the underlying asset, the equity value of the Company in the later exit scenario, was estimated based on the recent closing of the Series C or Series D Preferred Stock, when applicable.

•                 Term: The expected timing of a liquidity event was estimated based on discussions with the Company’s management and analysis of market conditions.

•                 Discount Rate: An option pricing model is based on risk-neutral probabilities and, thus, the discount rate that reflects only the time value of money is utilized.

•                 Expected Volatility: The estimate of expected volatility, over the assumed term, was based upon an analysis of the historical levered and un-levered volatility of guideline public companies and factors specific to the Company.

•                 Exercise Price: Utilizing the Black-Scholes-Merton option pricing model, the exercise prices are based on the equity value breakpoints (see previous discussion regarding stock rights and preferences).

The driving factor between changes was the timeline until the Company underwent an initial public offering. As the initial public offering became more certain, the discount for lack of marketability decreased, thereby increasing the fair value of common stock in the Company.

The Company has yet to set a price range for the offering. The expected pricing of the offering will be addressed in a subsequent amendment to the registration statement.

(8) Significant Risks and Uncertainties Including Business and Credit Concentrations, page F-18

17.       You disclose that net revenue within North America and Europe was approximately $327 million and $31 million, respectively, for the year ended December 31, 2018. Please enhance your disclosure to separately disclose the amount of revenues from external customers attributed to your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented. In addition, please also disclose the amount of long-lived assets located in your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented.  Refer to ASC 280-10-50-41.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-19 to include revenues from external customers in the United States, the Company’s country of domicile, and long-lived assets held in the United States. The Company respectfully advises the Staff that no material revenue is earned outside of the United States and no material long lived assets are held outside of the United States.

(13) Convertible Preferred Stock, Common Stock, and Stockholders’ Deficit (a) Common Stock, page F-22

18.       You disclose here that each holder of Class A common stock is entitled to one hundred votes per share, and each holder of Class B common stock is entitled to one vote per share; however, you disclose elsewhere in the filing that each holder of Class A common stock is entitled to one vote per share, and each holder of Class B common stock is entitled to an undetermined number of votes per share. Please enhance your disclosure to clarify this apparent discrepancy.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus, pages 16, 57, 184, 187, 188, F-23, and F-24. The Company respectfully advises the Staff that for the periods covered by the financial statements included in Submission No. 2, holders of Class A common stock are entitled to one hundred votes per share and holders of Class B common stock are entitled to one vote per share. On or prior to the closing of the initial public offering, the Company will amend and restate its certificate of incorporation to provide that the Class A common stock is entitled to one vote per share and the Class B common stock is entitled to a number of votes per share to be later specified and disclosed once determined.

19.       You disclose here that each share of Class A common stock is convertible into one share of Class B common stock; however, you disclose elsewhere in the filing that each share of Class B common stock is convertible into one share of Class A common stock. Please enhance your disclosure to clarify this apparent discrepancy.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus, pages 16, 58, 188, and F-24. The Company respectfully advises the Staff that for the periods covered by the financial statements included in Submission No. 2, Class A common stock was convertible into one share of Class B common stock. On or prior to the closing of the initial public offering, the Company will amend and restate its certificate of incorporation to provide that the Class B common stock is convertible into one share of Class A common stock.

General

20.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response:  The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

21.       Please tell us whether you may be a “controlled company” under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that it will not be a “controlled company” under the definitions of the applicable stock exchanges after the offering and therefore, does not require appropriate disclosure through Submission No. 2.

22.       We note references throughout your prospectus to third-party sources, including YouGov BrandIndex and Salesforce Social Studio, for statistical, qualitative and comparative statements contained in your prospectus. Please also tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that none of these reports were commissioned by the Company for use in connection with Submission No. 2 and therefore, the Company is not required to file a consent as an exhibit for these third-party sources.

23.       Please elaborate on the data behind your NPS. For example, please disclose the sample size that the score was derived from and the time period for which the score was obtained. We note your responses of 9 or 10 are considered “promoters,” responses of 7 or 8 are considered neutral or “passives,” and responses of 6 or less are considered “detractors.” We further note that you have listed you have achieved a milestone of a NPS of 61. Please revise your disclosures to explain what a NPS of 61 means so that investors have a better understanding of the importance of this achievement.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii. With respect to the Staff’s comment to interpret what an NPS of 61 means, the interpretation of an NPS score varies across industries and because we operate in a variety of industries, comparing our score to other companies may not be meaningful. We note that many other companies that disclose NPS generally do not benchmark the score against other competitors or provide commentary as to the meaning of such score.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:                                (via email)

Philip Krim, Casper Sleep Inc.

Jonathan Truppman, Casper Sleep Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP